Eyegate Pharmaceuticals, Inc.

271 Waverley Oaks Road

Suite 108

Waltham, MA 02452

November 8, 2019

VIA ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F. Street, NE

Washington, DC 20549

Attention:   Folake Ayoola and Christine Westbrook

Re:	EyeGate Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed October 18, 2019
File No. 333-234255

Ms. Ayoola and Ms. Westbrook:

This letter (this “Letter”) is sent by EyeGate Pharmaceuticals, Inc., a Delaware corporation (CIK No. 0001372514) (the “Corporation”), in response to the comments (each, a “Comment” and collectively “Comments”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter (the “Comment Letter”) dated October 31, 2019 from Folake Ayoola and Christine Westbrook of the Division of Corporation Finance, Office of Life Sciences at the SEC, regarding the Corporation’s Registration Statement on Form S-3, as filed with the SEC on October 18, 2019 (the “Form S-3”).

Set forth below are responses to the numbered Comment contained in the Comment Letter. For your convenience, the response of the Corporation follows the sequentially numbered Comment copied from the Comment Letter. In connection with this Letter, the Corporation has filed Pre-Effective Amendment No. 1 to the Form S-3 with the SEC (“Amendment No. 1”), which is an updated version of the Form S-3.

Registration Statement on Form S-3 filed October 18, 2019

Exhibits

Comment: We refer to Article V.E of your Restated Articles of Incorporation filed as Exhibit 3.1. Your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2019

Response of the Corporation:

The Corporation’s Restated Certificate of Incorporation provides that, unless the Corporation consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum, to the fullest extent permitted by applicable law, for: (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim arising pursuant to the General Corporation Law of the State of Delaware, the Restated Certificate of Incorporation, or the Bylaws of the Corporation; or (d) any action asserting a claim against the Corporation governed by the internal affairs doctrine. This provision follows established Delaware case law and legislation and is not intended to apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, while any person or entity purchasing or otherwise acquiring any interest in any of the Corporation’s securities shall be deemed to have notice of and consented to these provisions, the Corporation’s exclusive forum provision will not relieve the Corporation of its duties to comply with the federal securities laws and the rules and regulations thereunder, and the Corporation’s stockholders will not be deemed to have waived the Corporation’s compliance with these laws, rules and regulations.

The Corporation acknowledges the Staff’s Comment. In response to the Staff’s comment, the Corporation has revised its disclosure on page 14 of Amendment No. 1 to clarify that the Corporation’s exclusive forum provision in the Restated Certificate of Incorporation does not apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act. For the Staff’s convenience, the full text of the new language included in Amendment No. 1 is copied below:

Forum Selection. Our Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers or employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our Restated Certificate of Incorporation or our bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, Securities Act, or, in each case, the rules and regulations thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Additionally, to help the Corporation’s stockholders understand the scope of the exclusive forum selection clause going forward, the Corporation will include disclosure in its future periodic filings to clarify that the exclusive forum selection provision in the Restated Certificate of Incorporation does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act.

This Letter responds to all Comments contained in the Comment Letter. We hope that the above response and the related revision reflected in Amendment No. 1 will be acceptable to the Staff. If you have any questions or comments regarding the Amendment No. 1 or this letter, please contact the undersigned by telephone at (617) 319-7593 or our attorney, Robert A. Petitt, at (617) 345-3361.

Thank you for your assistance.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2019

Sincerely,

Eyegate Pharmaceuticals, Inc.

/s/ Stephen From

Stephen From

President and Chief Executive Officer

cc:	Robert A. Petitt, Esq., Burns & Levinson LLP